Exhibit A

Ceragon Networks to Announce Second Quarter 2025 Financial
Results and Host Investor Conference Call on August 6, 2025

Rosh Ha’ain, Israel, July 28, 2025 - Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, announces that it will release its earnings results for the second quarter ended June 30, 2025 on Wednesday, August 6, 2025, before the market opens.

The Company will hold a Zoom webcast at 8:30 a.m. ET that same day to review the results, which will include a Q&A session. Investors may register for the call by clicking here. All relevant access details will be provided upon registration.

For those unable to join the live call, a replay will be available on the Company’s website at www.ceragon.com.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Investor Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048

Joey Delahoussaye
FNK IR
Tel. 1+312-809-1087

crnt@fnkir.com